Registration Statement No. 333-217200
Filed Pursuant to Rule 433
Subject to Completion, dated December 7, 2017
Pricing Supplement to the Prospectus dated April 27, 2017, the Prospectus Supplement dated April 27, 2017 and the Product Supplement dated May 1, 2017

US$ ●
Senior Medium-Term Notes, Series D
Buffered Bullish Enhanced Return Notes due December 26, 2018
Linked to a Basket of Five Equity Securities
•
The notes are designed for investors who seek a 150% leveraged positive return based on any appreciation in the value of an equally weighted basket (the “Basket”) consisting of the equity securities (each a “Basket Component”) of five publicly traded companies that are not affiliated with us, as listed on page P-2 below.  Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the value of the Basket decreases by more than 5% from its value on the pricing date.

•	Investors in the notes may lose up to 95% of their principal amount at maturity.
•	The Maximum Redemption Amount will be $1,180 for each $1,000 in principal amount (an 18% return).
•	Any payment at maturity is subject to the credit risk of Bank of Montreal.
•	The notes do not bear interest. The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	The offering is expected to price on December 14, 2017, and the notes are expected to settle through the facilities of The Depository Trust Company on December 19, 2017.
•	The notes are scheduled to mature on December 26, 2018.
•	The CUSIP number of the notes is 06367TT75.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, the estimated initial value of the notes is $986.10 per $1,000 in principal amount. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $970  per $1,000 in principal amount.  However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$4.10	US$995.90

Total	US$ ●	US$ ●	US$ ●

(1)	Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $995.90 and $1,000 per $1,000 in principal amount.

BMO CAPITAL MARKETS

Key Terms of the Notes

Underlying Asset:
An equally weighted basket consisting of the equity securities of five publicly traded companies.  The five Basket Components, their respective Weighting Percentages and their Initial Basket Component Levels are indicated in the table below.

Payment at Maturity:
If the Percentage Change multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Percentage Change multiplied by the Upside Leverage Factor is positive but is less than the Maximum Return, then the amount that the investors will receive at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage Change is between 0% and -5% inclusive, then the payment at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -5%, the amount that the investors will receive at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Upside Leverage Factor:	150%

Maximum Return:	18.00%

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $1,180.00 per $1,000 in principal amount of the notes.

Initial Level:	Set to 100 on the pricing date.

Final Level:	Initial Level x (1 + Percentage Change)

Buffer Level:	95% of the Initial Level.

Buffer Percentage:
5%. Accordingly, you will receive the principal amount of your notes at maturity only if the level of the Underlying Asset does not decrease by more than 5%. If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 95% of the principal amount of your notes.

Percentage Change:	The sum of the Weighted Percentage Change for each Basket Component.

Weighted Percentage Change:	With respect to each Basket Component, the product of (a) its Weighting Percentage and (b) its Component Change.

Component Change:	With respect to each Basket Component: Final Basket Component Level – Initial Basket Component Level Initial Basket Component Level

Initial Basket Component Level:
With respect to each Basket Component, its closing price on the pricing date.  The Initial Basket Component Level of each Basket Component is subject to adjustment as described in the section “General Terms of the Notes—Anti-dilution Adjustments” of the product supplement.

Final Basket Component Level:	With respect to each Basket Component, its closing price on the Valuation Date.

The Basket:	Basket Components	Bloomberg Tickers	Weighting Percentage	Initial Basket Component Levels
	Apple Inc.	AAPL	1/5	$●
	AbbVie Inc.	ABBV	1/5	$●
	CVS Health Corporation	CVS	1/5	$●
	Hanesbrands, Inc.	HBI	1/5	$●
	Altria Group, Inc.	MO	1/5	$●

Pricing Date:	On or about December 14, 2017.

Settlement Date:	On or about December 19, 2017, as determined on the pricing date.

Valuation Date:	On or about December 20, 2018, as determined on the pricing date.

Maturity Date:	On or about December 26, 2018, as determined on the pricing date.

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The pricing date and the settlement date are subject to change.  The actual pricing date, settlement date, Valuation Date and Maturity Date will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Payoff Example

The following table shows the hypothetical payout profile of an investment in the notes, reflecting the Buffer Percentage of 5% (the Buffer Level is 95% of the Initial Level), the Upside Leverage Factor of 150% and the Maximum Redemption Amount $1,180.  Please see the hypothetical examples below for more detailed examples.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated May 1, 2017, the prospectus supplement dated April 27, 2017 and the prospectus dated April 27, 2017.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated May 1, 2017: https://www.sec.gov/Archives/edgar/data/927971/000121465917002869/c427173424b5.htm

•	Prospectus supplement dated April 27, 2017:
https://www.sec.gov/Archives/edgar/data/927971/000119312517142764/d381374d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Components.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 5.00%. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level. If the Final Level is less than the Buffer Level, you will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Buffer Level. Accordingly, you could lose up to 95% of the principal amount of the notes.

•
Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the level of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change multiplied by the Upside Leverage Factor exceeds the Maximum Return.

•
Any increase in the price of one or more Basket Components may be offset by decreases in the price of one or more other Basket Components. — The price of one or more Basket Components may increase while the price of one or more other Basket Components decreases.  Therefore, in determining the value of the Basket at any time, increases in the price of one Basket Component may be moderated, or wholly offset, by decreases in the price of one or more other Basket Components.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading securities included in the Basket on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the value of the Basket and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or one or more of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.  The initial estimated value may be as low as the amount indicated on the cover page of this pricing supplement.

•
Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•
The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•
Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the Maturity Date could result in a substantial loss to you.

•
Owning the notes is not the same as owning the Basket Components. — The return on your notes will not reflect the return you would realize if you actually owned the Basket Components and held that investment for a similar period.  Your notes may trade quite differently from the Basket Components.  Changes in the prices of the Basket Components may not result in comparable changes in the market value of your notes.  Even if the prices of the Basket Components increase during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the prices of the Basket Components increase. In addition, any dividends or other distributions paid on the Basket Components will not be reflected in the amount payable on the notes.

•
You will not have any rights to the Basket Components.  — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•
Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling the Basket Components, or futures or options relating to the Basket Components, or other derivative instruments with returns linked or related to changes in the performance of the Basket Components.  We or our affiliates may also engage in trading relating to the Basket Components from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the prices of the Basket Components and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the Basket. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the prices of one or more of the Basket Components.  One or more of our affiliates have published, and in the future may publish, research reports that express views on one or more of the Basket Components.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Basket Components at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Basket Components from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•
Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes. The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on the Initial Level of 100, the Buffer Percentage of 5% (the Buffer Level is 95.00% of the Initial Level), the Upside Leverage Factor of 150%, and the Maximum Redemption Amount of $1,180.00.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	100.00%	$1,180.00	18.00%
150.00	50.00%	$1,180.00	18.00%
140.00	40.00%	$1,180.00	18.00%
120.00	20.00%	$1,180.00	18.00%
112.00	12.00%	$1,180.00	18.00%
110.00	10.00%	$1,150.00	15.00%
105.00	5.00%	$1,075.00	7.50%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$950.00	-5.00%
80.00	-20.00%	$850.00	-15.00%
70.00	-30.00%	$750.00	-25.00%
60.00	-40.00%	$650.00	-35.00%
50.00	-50.00%	$550.00	-45.00%
0.00	-100.00%	$50.00	-95.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The value of the Basket decreases from the Initial Level of 100.00 to a hypothetical Final Level of 50.00, representing a Percentage Change of -50%.  Because the Percentage Change is negative, and the hypothetical Final Level of 50.00 is less than the Initial Level by more than the Buffer Percentage of 5% the investor receives a payment at maturity of $550 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + ($1,000 x -50% + 5%) = $550

Example 2: The level of the Underlying Asset decreases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 95.00, representing a Percentage Change of -5%.  Although the Percentage Change is negative, because the hypothetical Final Level of 95.00 is less than the Initial Level by not more than the Buffer Percentage of 5%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The value of the Basket increases from the Initial Level of 100.00 to a hypothetical Final Level of $110.00, representing a Percentage Change of 10%.  Because the Percentage Change is positive and the Percentage Change multiplied by the Upside Leverage Factor does not exceed the Maximum Return, the investor receives a payment at maturity of $1,150.00 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (10% x 150.00%)] = $1,150.00

Example 4: The value of the Basket increases from the Initial Level of 100.00 to a hypothetical Final Level of $120.00, representing a Percentage Change of 20%.  Because the Percentage Change is positive and when multiplied by the Upside Leverage Factor, exceeds the Maximum Return, the investor receives a payment at maturity of $1,180.00 per $1,000 in principal amount of the notes, the Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM which will not exceed the commission set forth on the cover page. This commission includes a selling concession of up to 1.60% of the principal amount that we or one of our affiliates will pay to one or more dealers in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document.  Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We expect that delivery of the notes will be made against payment for the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset, or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the pricing supplement relating to the notes in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use that pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, that pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions at that time.

The Basket Components

Companies with securities registered under the Exchange Act, are required to file financial and other information specified by the SEC periodically. Information provided to or filed with the SEC can be inspected or copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C.  20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information provided to or filed with the SEC by the issuers of each Basket Component under the Exchange Act can be located through the SEC’s website at http://www.sec.gov.

This pricing supplement relates only to the notes offered hereby and does not relate to any Basket Components or other securities of any issuer of each Basket Component. We derived all disclosures in this pricing supplement regarding the issuers of each Basket Component from publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor any of our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of any Basket Component. Neither we nor any of our affiliates has made any independent investigation as to whether such publicly available documents or any other publicly available information regarding the issuer of any Basket Component is current, accurate or complete. None of such documents shall be deemed to be incorporated by reference into this pricing supplement.

Neither we nor our affiliates takes any responsibility for the selection of the Basket and the identity of the Basket Components or otherwise endorses those stocks, and none of those companies makes any representation as to the future performance of any Basket Component or the Basket.

Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Its common stock is traded on Nasdaq under the symbol “AAPL.”

Historical Information of the Common Stock of Apple Inc.

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2008 through December 5, 2017.

		High (in $)	Low (in $)
2008	First Quarter	27.85	17.02
	Second Quarter	27.14	21.02
	Third Quarter	25.67	15.04
	Fourth Quarter	15.86	11.50

2009	First Quarter	15.70	11.17
	Second Quarter	20.67	15.53
	Third Quarter	26.59	19.34
	Fourth Quarter	30.23	25.82

2010	First Quarter	33.69	27.43
	Second Quarter	39.17	33.69
	Third Quarter	41.78	34.31
	Fourth Quarter	46.50	39.81

2011	First Quarter	51.88	46.67
	Second Quarter	50.44	45.05
	Third Quarter	59.06	49.03
	Fourth Quarter	60.32	51.93

2012	First Quarter	88.23	58.75
	Second Quarter	90.89	75.73
	Third Quarter	100.30	82.13
	Fourth Quarter	95.96	72.71

2013	First Quarter	78.43	60.01
	Second Quarter	66.26	55.79
	Third Quarter	72.53	58.46
	Fourth Quarter	81.44	68.71

2014	First Quarter	79.62	71.35
	Second Quarter	94.25	73.99
	Third Quarter	103.30	93.08
	Fourth Quarter	119.00	96.26

2015	First Quarter	133.00	105.99
	Second Quarter	132.65	124.25
	Third Quarter	132.07	103.12
	Fourth Quarter	122.57	105.26

2016	First Quarter	109.56	93.42
	Second Quarter	112.10	90.34
	Third Quarter	115.57	94.99
	Fourth Quarter	118.25	105.71

2017	First Quarter	144.12	116.02
	Second Quarter	156.10	140.68
	Third Quarter	164.05	142.73
	Fourth Quarter (through December 5, 2017)	176.24	153.48

AbbVie Inc.

AbbVie Inc. researches and develops pharmaceutical products. The company produces pharmaceutical drugs for specialty therapeutic areas such as immunology, chronic kidney disease, hepatitis C, women's health, oncology, and neuroscience. The company also offers treatments for diseases including Multiple Sclerosis, Parkinson's, and Alzheimer's disease. Its common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “ABBV.”

Historical Information of the Common Stock of AbbVie Inc.

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2013 (when they commenced trading) through December 5, 2017.

		High (in $)	Low (in $)
2013	First Quarter	40.78	33.71
	Second Quarter	47.17	40.57
	Third Quarter	47.95	41.61
	Fourth Quarter	54.32	44.52

2014	First Quarter	53.68	46.83
	Second Quarter	56.79	46.46
	Third Quarter	59.62	52.05
	Fourth Quarter	69.71	52.90

2015	First Quarter	67.63	55.48
	Second Quarter	70.46	57.01
	Third Quarter	71.23	52.50
	Fourth Quarter	64.13	48.27

2016	First Quarter	58.83	51.18
	Second Quarter	65.09	57.42
	Third Quarter	67.39	61.92
	Fourth Quarter	64.00	55.78

2017	First Quarter	66.55	60.00
	Second Quarter	73.18	63.45
	Third Quarter	89.22	69.85
	Fourth Quarter (through December 5, 2017)	96.92	89.56

CVS Health Corporation

CVS Health Corporation is an integrated pharmacy health care provider. The company's offerings include pharmacy benefit management services, mail order, retail and specialty pharmacy, disease management programs, and retail clinics. The company operates drugstores throughout the U.S., the District of Columbia, and Puerto Rico. Its common stock is traded on the NYSE under the symbol “CVS.”

Historical Information of the Common Stock of CVS Health Corporation

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2008 through December 5, 2017.

		High (in $)	Low (in $)
2008	First Quarter	41.25	35.49
	Second Quarter	44.12	39.48
	Third Quarter	39.20	32.67
	Fourth Quarter	33.77	24.42

2009	First Quarter	29.80	23.98
	Second Quarter	32.98	28.10
	Third Quarter	37.52	30.68
	Fourth Quarter	38.01	28.87

2010	First Quarter	37.07	31.07
	Second Quarter	37.37	29.32
	Third Quarter	31.54	27.00
	Fourth Quarter	35.00	29.65

2011	First Quarter	35.71	32.24
	Second Quarter	38.80	34.77
	Third Quarter	38.54	32.06
	Fourth Quarter	41.16	32.97

2012	First Quarter	45.65	41.46
	Second Quarter	46.73	43.25
	Third Quarter	48.61	44.12
	Fourth Quarter	49.24	44.70

2013	First Quarter	55.30	49.68
	Second Quarter	60.35	54.13
	Third Quarter	62.17	56.75
	Fourth Quarter	71.58	56.64

2014	First Quarter	75.30	65.44
	Second Quarter	78.92	72.58
	Third Quarter	82.24	76.04
	Fourth Quarter	98.25	78.81

2015	First Quarter	104.56	94.16
	Second Quarter	106.47	98.74
	Third Quarter	113.45	95.12
	Fourth Quarter	105.29	91.56

2016	First Quarter	104.05	89.65
	Second Quarter	106.10	93.21
	Third Quarter	98.06	88.99
	Fourth Quarter	88.80	73.53

2017	First Quarter	83.92	74.80
	Second Quarter	82.79	75.95
	Third Quarter	83.31	75.35
	Fourth Quarter (through December 5, 2017)	80.91	66.80

Hanesbrands, Inc.

Hanesbrands, Inc. manufactures apparels and clothing products. The company produces underwear, t-shirts, sport shirts, socks, bras, thermals, sweatshirts, sleepwear, and shoes for men, women, and children. Its common stock is traded on the NYSE under the symbol “HBI.”

Historical Information of the Common Stock of Hanesbrands, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2008 through December 5, 2017.

		High (in $)	Low (in $)
2008	First Quarter	7.49	5.43
	Second Quarter	9.38	6.79
	Third Quarter	7.04	5.36
	Fourth Quarter	5.35	2.35

2009	First Quarter	3.40	1.45
	Second Quarter	4.67	2.59
	Third Quarter	5.70	3.42
	Fourth Quarter	6.49	5.08

2010	First Quarter	7.04	5.42
	Second Quarter	7.70	5.99
	Third Quarter	6.83	5.90
	Fourth Quarter	7.03	6.12

2011	First Quarter	6.87	5.62
	Second Quarter	8.23	6.73
	Third Quarter	8.32	5.93
	Fourth Quarter	6.92	5.46

2012	First Quarter	7.39	5.55
	Second Quarter	7.51	6.20
	Third Quarter	8.47	7.02
	Fourth Quarter	9.13	7.94

2013	First Quarter	11.39	8.90
	Second Quarter	13.11	11.18
	Third Quarter	16.12	13.00
	Fourth Quarter	17.74	14.67

2014	First Quarter	19.12	16.04
	Second Quarter	24.61	18.10
	Third Quarter	27.29	24.03
	Fourth Quarter	28.93	25.59

2015	First Quarter	34.39	26.54
	Second Quarter	34.58	30.46
	Third Quarter	34.47	28.01
	Fourth Quarter	33.05	26.97

2016	First Quarter	31.18	23.82
	Second Quarter	29.53	25.13
	Third Quarter	27.90	25.00
	Fourth Quarter	25.91	21.53

2017	First Quarter	23.83	18.98
	Second Quarter	23.16	20.24
	Third Quarter	25.67	22.53
	Fourth Quarter (through December 5, 2017)	24.98	19.08

Altria Group, Inc.

Altria Group, Inc., through subsidiaries, manufactures and sells cigarettes and other tobacco products, including cigars and pipe tobacco. The company also holds an interest in a brewery company. Its common stock is traded on the NYSE under the symbol “MO.”

Historical Information of the Common Stock of Altria Group, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2008 through December 5, 2017.

		High (in $)	Low (in $)
2008	First Quarter	24.43	21.58
	Second Quarter	22.77	20.00
	Third Quarter	21.71	19.35
	Fourth Quarter	20.55	14.45

2009	First Quarter	17.27	14.62
	Second Quarter	17.39	16.11
	Third Quarter	18.59	16.30
	Fourth Quarter	20.37	17.47

2010	First Quarter	20.82	19.37
	Second Quarter	21.70	19.57
	Third Quarter	24.25	20.24
	Fourth Quarter	26.15	23.78

2011	First Quarter	26.11	23.51
	Second Quarter	28.06	25.94
	Third Quarter	27.19	24.36
	Fourth Quarter	30.31	26.50

2012	First Quarter	30.87	28.14
	Second Quarter	34.55	30.95
	Third Quarter	36.16	32.94
	Fourth Quarter	34.05	30.49

2013	First Quarter	35.32	31.90
	Second Quarter	37.46	34.30
	Third Quarter	37.23	33.46
	Fourth Quarter	38.57	34.45

2014	First Quarter	37.90	34.00
	Second Quarter	43.12	37.39
	Third Quarter	46.04	40.50
	Fourth Quarter	51.27	45.17

2015	First Quarter	56.50	48.69
	Second Quarter	52.82	47.54
	Third Quarter	55.76	48.99
	Fourth Quarter	61.53	54.22

2016	First Quarter	63.00	57.20
	Second Quarter	68.96	60.18
	Third Quarter	69.87	62.72
	Fourth Quarter	67.85	61.19

2017	First Quarter	76.45	67.51
	Second Quarter	77.71	70.22
	Third Quarter	74.61	61.22
	Fourth Quarter (through December 5, 2017)	70.18	62.55